Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester , CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

May 6, 2009

Rolaine S. Bancroft
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549-5546

Re:          Lux Digital Pictures, Inc.
Registration Statement on Form S-1
Filed September 16, 2008
File No. 333-153502

Dear Ms. Bancroft,

We have received your letter dated May 4, 2009 concerning our request for Confidential Treatment of Schedule D of Exhibit D of Exhibit 10.1 of our S-1 Registration Statement. Due to time constraints, we have elected to abandon our request of Confidential Treatment in the interest of pursuing effectiveness of the Registration Statement as soon as possible. Therefore we have completed the following:

1.)	We have filed the two production services agreements as well as their exhibits, in full, with Exhibit 10.1
2.)
We have amended our Registration Statement on Form S-1 to comply with the most recent comments. Specifically, we have removed the word “successfully” in the third full paragraph of page 5. Further, throughout the document, we have distinguished the holding period for preferred shares versus no required holding period for common shares.

3.)
We have updated the financial statements to reflect the most recent quarter and six months ending February 28, 2009. To wit, we have also updated the document throughout including the Management’s Discussion and Analysis.

You may send any correspondence to 951-602-6049. Please do let us know when we may submit an acceleration letter. We ask for expedited review of this registration statement.

Thank you.

Sincerely,

 /s/
Jillian Ivey Sidoti
Attorney for Lux Digital Pictures, Inc.